SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 5, 2012 in respect of the Notice of Annual General Meeting

2	Explanatory Statement on Repurchase Mandate dated April 5, 2012

3	Announcement dated April 5, 2012 in relation to Notice to Holders of the Convertible Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 5, 2012

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the “Meeting”) of China Unicom (Hong Kong) Limited (the “Company”) will be held on 29 May 2012 at 3:00 p.m. at Atrium I & II, 39/F, Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2011.

2.	To declare a final dividend for the year ended 31 December 2011.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2012.

4.	To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2012.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5.	“THAT:

(A)	subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares (“Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”

6.	“THAT:

(A)	subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B)	the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C)	the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

7.	“THAT the Directors be and are hereby authorized to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution.”

2

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 5 April 2012

Notes:

1.	Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	The Directors have recommended a final dividend for the year ended 31 December 2011 of RMB0.10 per share (the “2011 Final Dividend”) and subject to the passing of the Resolution 2 above, the 2011 Final Dividend is expected to be paid in Hong Kong dollars on or about 14 June 2012 to those shareholders whose names appear on the Company’s register of shareholders on 6 June 2012.

4.	The register of members of the Company will be closed during the following periods:

(1)	from 25 May 2012 to 29 May 2012, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the Meeting (or any adjournment thereof). In order to qualify for attendance and voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 May 2012; and

(2)	from 4 June 2012 to 6 June 2012, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2011 Final Dividend. In order to qualify the proposed 2011 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 1 June 2012.

5.	In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2011 annual report.

6.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and the Stock Exchange’s websites after the Meeting.

7.	Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu, Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin

3

Exhibit 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors	Registered office
Chang Xiaobing	75th Floor, The Center
Lu Yimin	99 Queen’s Road Central
Tong Jilu	Hong Kong
Li Fushen

Non-executive Director Cesareo Alierta Izuel

Independent Non-executive Directors
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin

5 April 2012

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

INTRODUCTION

This circular serves as the explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a memorandum required under section 49BA of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

Exercise of the Repurchase Mandate

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 23,564,901,919 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to repurchase up to 2,356,490,191 Shares during the period up to the date of the next annual general meeting in 2013, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

Reasons for Repurchases

Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

Funding of Repurchases

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2011) in the event that the Repurchase Mandate is exercised in full.

However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention to sell Shares to the Company or its subsidiaries if the Repurchase Mandate is approved by the Shareholders.

No connected persons of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Repurchases Made by the Company

No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

Takeovers Code Consequences

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Netcom Group BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 41.27% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 45.85% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Netcom Group BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 7,008,353,115 Shares, representing approximately 29.74% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Netcom Group BVI will be interested in approximately 33.05% of the reduced issued and outstanding share capital of the Company based on Netcom Group BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Netcom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 71.01% shareholding in the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code as they are both ultimately controlled by Unicom Parent. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Netcom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Repurchase Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Netcom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest HKD	Lowest HKD
2011
March	13.76	12.10
April	16.20	13.00
May	17.68	14.92
June	17.36	14.52
July	16.32	14.66
August	16.54	12.94
September	17.64	15.02
October	16.54	14.34
November	16.94	15.48
December	16.98	15.26

2012
January	16.96	14.04
February	14.78	13.54
March (up to the latest practicable date)	14.38	12.68

Extension of Share Issue Mandate

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM”	the Annual General Meeting of the Company to be held on 29 May 2012 at Atrium I & II, 39/F, Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong

“AGM Notice”	notice of the AGM dated 5 April 2012

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of directors of the Company

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Company”	China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“corporate communications”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	22 March 2012

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Netcom Group BVI”	China Netcom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Repurchase Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shares”	ordinary shares with a par value of HKD0.10 each in the capital of the Company

“Shareholders”	the shareholders of the Company

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Parent”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

By Order of the Board China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED (the “Issuer”)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(the “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

(the “Guarantor”)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the CB Terms and Conditions). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the CB Terms and Conditions.

The directors of the Issuer and the Guarantor jointly announce that on 22 March 2012 that the Guarantor proposed to pay a final dividend of RMB0.10 per Share for the year ended 31 December 2011 (the 2011 Final Dividend) to the Shareholders, subject to approval of the Shareholders of the proposed annual general meeting of the Guarantor to be held on 29 May 2012. The 2011 Final Dividend is expected to be paid in Hong Kong dollars on or about 14 June 2012 to those members registered in the Guarantor’s register of members (the Register of Members) as at 6 June 2012 (the Dividend Record Date).

As stipulated under Clause 6.4 of the Trust Deed, the Guarantor hereby gives notice to the holders of the Convertible Bonds of the closure of the Register of Members.

The Register of Members will be closed during the following periods:

(1)	from 25 May 2012 to 29 May 2012, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the annual general meeting of the Guarantor; and

(2)	from 4 June 2012 to 6 June 2012, both days inclusive, for the purpose of ascertaining the Shareholders’ entitlement to the 2011 Final Dividend.

Holders of the Convertible Bonds who wish to exercise their Conversion Rights attaching to their Convertible Bonds so as to be entitled to the 2011 Final Dividend should lodge the properly completed and signed Conversion Notices with any Conversion Agent, together with the relevant Certificate and any amount required to be paid, in each case, in accordance with Condition 6(B) of the CB Terms and Conditions by close of ordinary business on 28 May 2012 in order to ensure sufficient time for registration as a Shareholder of the Guarantor by the Dividend Record Date.

Holders of the Convertible Bonds who submit Conversion Notices to any Conversion Agent after close of ordinary business on 28 May 2012 but before close of ordinary business on 6 June 2012 may not be registered as Shareholders by the Dividend Record Date, and therefore may not be entitled to the 2011 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2011 Final Dividend pursuant to Condition 6(B)(iii) of the CB Terms and Conditions.

Conversion Notices can only be submitted to a Conversion Agent during normal business hours of the Conversion Agent.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 5 April 2012

As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Li Fushen and Li Qiuhong.

As at the date of this notice, the board of directors of the China Unicom (Hong Kong) Limited comprises:

Executive Directors: Non-executive Director:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin